VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005

OFFICES IN CHICAGO, NEW YORK CITY, AND ROSELAND, NEW JERSEY

JASON K. ZACHARY
312-609-7757
jzachary@vedderprice.com


SEC MAIL PROCESSING
RECEIVED
MAY 11 2005
WASH. D.C.
202
SECTION

May 10, 2005

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549


05008118

SUPPL

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Warmest regards,

Jason K. Zachary

JKZ/ect
Enclosures
cc: John T. Blatchford, Esq.
Mark L. Winget, Esq.
Brian Booker, Esq.

dlw 5/19

CHICAGO/#1282891.2

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Form 288b – Terminating Appointment as Director or Secretary of Gerald Alistair Watson.
- Form 288a – Appointment of Director or Secretary of Steven John O'Brien.
- Form 604 – Notice of Change of Interests of Substantial Holder—Perennial Value Management.
- Schedule 10 – Notification of Major Interests in Shares—Perennial Group.
- Press release dated April 14, 2005 by HHG plc announcing that the sale of its Life Services business was complete.
- Press release dated April 15, 2005 by HHG plc announcing that it had received Court approval of a return of cash transaction.
- Press release by HHG plc announcing an Ordinary share issuance.
- Press release dated April 18, 2005 by HHG plc announcing a change of the company's secretary.
- Press release dated April 21, 2005 by HHG plc announcing its intent to lodge Court approval.
- Press release dated April 22, 2005 by HHG plc announcing record date and pricing for proposals.
- Press release dated April 22, 2005 by Henderson Group plc announcing its name change from HHG plc to Henderson Group plc.
- Press release dated April 25, 2005 announcing that it had received Court approval for reduction of investor base.

File No. 82-34758

Form 604
Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: HHG PLC
ABN: 30 106 988 836

1. Details of substantial holder

Name: Perennial Value Management
ABN: 22 090 879 904

There was a change in the interest of the substantial holder on 27-Apr-05
The previous notice was given to the company on 21-Mar-05
The previous notice was dated 21-Mar-05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required and when now required to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Ordinary	163,463,006	6.032%	92,677,034	7.124%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date	Person	Nature	Consideration	Class & number (ord)	Person's votes
18/04/2005	Perennial Value Management	Sold on market	- 2,729,764.67	- 1,722,249	- 1,722,249
18/04/2005	Perennial Value Management	Adjustment due to corporate action	128,545,901.50	81,732,430	81,732,430
20/04/2005	Perennial Value Management	Purchased on market	5,765,281.77	3,605,884	3,605,884
21/04/2005	Perennial Value Management	Purchased on market	2,328,380.00	1,450,000	1,450,000
22/04/2005	Perennial Value Management	Purchased on market	1,028,812.79	638,202	638,202
26/04/2005	Perennial Value Management	Purchased on market	6,460,784.41	3,949,229	3,949,229
27/04/2005	Perennial Value Management	Purchased on market	4,941,864.28	3,023,558	3,023,558

4. Present Relevant Interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder	Registered holder of securities	Person Entitled to be holder	Nature of relevant interest	Class & Number (Ord)	Person's votes

Perennial Value Management	NCS		Investment Manager	23,424,014	23,424,014
Perennial Value Management	Cogent		Investment Manager	7,259,835	7,259,835
Perennial Value Management	Asgard		Investment Manager	65,289	65,289
Perennial Value Management	JP Morgan		Investment Manager	18,910,049	18,910,049
Perennial Value Management	Were		Investment Manager	247,234	247,234
Perennial Value Management	IIML		Investment Manager	24,210,992	24,210,992
Perennial Value Management	State Street		Investment Manager	10,297,147	10,297,147
Perennial Value Management	Citigroup		Investment Manager	5,568,801	5,668,801
Perennial Value Management	Westpac		Investment Manager	2,693,673	2,693,673

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name & ACN	Nature of association
Not Applicable	

6. Addresses

The addresses of persons named in this form as as follows:

Name	Address
Perennial Value Management	Level 29, 303 Collins St Melbourne VIC 3000

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES


SEC MAIL PROCESSING
RECEIVED
MAY 1 1 2005
WASH, D.C.
202

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Perennial Group (previous forms filed as 'Perennial Investment Partners Limited')

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NCS	23,424,014
Cogent	7,259,835
Asgard	65,289
JP Morgan	18,910,049
Were	247,234
IIML	24,210,992
State Street	10,297,147
Citigroup	5,568,801
Westpac	2,693,673

5. Number of shares / amount of stock acquired

92,677,034

6. Percentage of issued class

8.042%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares

10. Date of transaction

27/4/05

11. Date company informed

28/4/05

12. Total holding following this notification

92,677,034

13. Total percentage holding of issued class following this notification

8.042%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Jacqui Gregory
020 7818 5122

16. Name and signature of authorised company official responsible for making this notification

Jacqui Gregory
020 7818 5122

Date of notification

28/04/05

this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




SEC MAIL PROCESSING
RECEIVED
MAY 1 1 2005
WASH, D.C. 202 SECTION

HHG PLC
Record date and pricing for Proposals

22 April 2005

Return of Cash
HHG PLC today lodged the Court Order for the first cancellation of shares with the UK Register of Companies. Shareholders on the register at 5.00pm today, the Record Date, have had 52% of their holding cancelled in exchange for a cash payment of 55 pence per share (A$1.345850 per share, NZ$ 1.438800 per share) expected to be made on 6 May 2005. The effective date of the cancellation is 22 April 2005.

Reduction of Investor Base
The court hearing to approve the cancellation of shares to effect the Reduction of Investor Base proposal will be held on 25 April 2005. If the Court approves the cancellation of shares, the Reduction of Investor Base will take effect once the Court Order approving the cancellation is registered by the UK Register of Companies. Subject to the timing of the grant of the Court Order on 25 April, HHG expects to lodge the second cancellation with the UK Register of Companies on the same day.

The price at which shares will be cancelled is 64 pence (calculated as the average closing price on the London Stock Exchange for the 20 business days immediately prior to the Record Date plus a 5% premium, the total being rounded to the nearest whole penny). This price will translate to A$1.566080 and NZ$ 1.674240 per share.

As a result, approximately £871 million in total is currently expected to be returned through both transactions. HHG will continue to keep the market informed.

* * *

Contacts

www.hhg.com or

Investor enquiries

Gail Williamson — +44 20 7818 5168
HHG Director of Investor Relations — investor.relations@hhg.com

Media enquiries

United Kingdom – Finsbury
Roland Rudd/Julius Duncan — +44 20 7251 3801

Australia - Cannings
Graham Canning — +61 2 9252 0622

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

Notes to Editors

Effective date of Consolidation	24 April 2005
Conditional dealings on an ex-return of capital basis in Ordinary Shares commence on the London Stock Exchange and temporary suspension of listing	25 April 2005
Court hearing to confirm the Reduction of Investor Base	25 April 2005
Effective date of Reduction of Investor Base and Sub-division	25 April 2005
Unconditional dealings in Ordinary Shares commence on the London Stock Exchange and readmission to the Official List	26 April 2005
CREST accounts credited with resulting Ordinary Shares	26 April 2005
Deferred settlement trading of CDIs on ASX ceases	6 May 2005
Despatch of cheques for cash entitlements in respect of CDIs and certificated Ordinary Shares and certificates for Ordinary Shares and holding statements for CDIs	by 6 May 2005
CREST accounts credited with cash entitlements	by 6 May 2005
Commencement of normal trading of CDIs on ASX	9 May 2005

- In this announcement, the term "shareholders" refers to all holders of HHG PLC shares – including those whose holdings are in the form of CHESS Depositary Interests on the Australian Stock Exchange.
- All words and expressions used in the Circular have, unless the context requires otherwise, the same meaning in this announcement.

File No. 82-34758


BLUEPRINT
OneWorld


SEC MAIL
PROCESSING
RECEIVED
MAY 11 2005

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2072534
Company Name in full	HHG PLC

	Day	Month	Year
Date of termination of appointment	18	04	2005

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME		
* Style / Title	Mr	* Honours etc -
Forename(s)	Gerald Alistair	
Surname	Watson	

Please insert details as previously notified to Companies House.

	Day	Month	Year
† Date of Birth			

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 19/4/05

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange



When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

File No. 82-34758

BLUEPRINT OneWorld


SEC MAIL PROCESSING
RECEIVED
MAY 1 1 2005
WASH. 202 SECTION

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2072534
Company Name in full	HHG PLC

Appointment form

Notes on completion appear on next page.

Date of appointment (Day Month Year)	18 04 2005
† Date of Birth (Day Month Year)	
Appointment as director	
as secretary	X

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME	
* Style / Title	Mr
* Honours etc	
Forename(s)	Steven John
Surname	O'Brien
Previous forename(s)	
Previous surname(s)	
Usual residential address	10 Ryders, Langton Green
Post town	Tunbridge Wells
Postcode	TN3 0DX
County / Region	Kent
Country	England
† Nationality	
† Business occupation	
† Other directorships (additional space next page)	

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 19/4/05

A director, secretary etc must sign the form below.

Signed [signature] **Date** 25/4/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB


SEC MAIL PROCESSING
RECEIVED
MAY 1 1 2005
WASH. D.C. 202
SECTION

HHG PLC
Change of Company Secretary

18 April 2005

Following the sale of its Life Services business, HHG PLC announces that with effect from 18 April 2005, Gerald Watson has resigned as Company Secretary and Steven O'Brien has been appointed in his place.

* * *

Contacts

www.hhg.com

Jacqui Gregory
Assistant Company Secretary
HHG PLC

+44 (0) 20 7818 5122
jacqui.gregory@henderson.com

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836




SEC MAIL PROCESSING
RECEIVED
MAY 1 1 2005
WASH. D.C.
202
SECTION

Henderson Group plc
Change of name

22 April 2005

Henderson Group plc today announces the change of name from HHG PLC to Henderson Group plc. The formal notice of name change was lodged with Companies House in the United Kingdom on 22 April 2005. The stock code is expected to change to HGI (from HHG) on the London Stock Exchange on 26 April 2005 and on the Australian Stock Exchange from 10 May 2005.

The Henderson Group plc website can be accessed at www.henderson.com.

* * *

Contacts

Investor enquiries

Gail Williamson Henderson Group Director of Investor Relations	+44 20 7818 5168 investor.relations@henderson.com

Media enquiries

United Kingdom – Finsbury Roland Rudd/Julius Duncan	+44 20 7251 3801
Australia - Cannings Graham Canning	+61 2 9252 0622

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836




SEC MAIL PROCESSING
RECEIVED
MAY 11 2005
WASH, D.C. 202 SECTION

Henderson Group plc
Court approval for Reduction of Investor Base

25 April 2005

Henderson Group plc (formerly HHG PLC) today received Court approval for the cancellation of shares under the *Reduction of Investor Base* transaction and the Court Order has been registered by the UK Registrar of Companies. The cancellation is effective today as a result of which the total issued ordinary capital of Henderson Group plc has been reduced from 1,301,200,560 ordinary shares to 1,152,431,079 ordinary shares of 10p each.

Under the *Reduction of Investor Base* transaction, approximately 698,000 holdings have been cashed out leaving Henderson Group plc with approximately 157,000 holders on its register. Around 39,000 holders elected to opt out of the *Reduction of Investor Base* transaction.

Following the *Return of Cash* and *Reduction of Investor Base* transactions, approximately £871million will be paid to shareholders.

Trading of shares
On the London Stock Exchange (LSE), conditional dealings on an ex-return of capital basis in the ordinary shares end at the close of business on 25 April 2005.

Application has been made for the ordinary shares to be admitted to the Official List of the UK Listing Authority and to trade on the LSE. It is expected that such admission will take place, and that unconditional dealings in the ordinary shares will commence, at 8.00a.m. on 26 April 2005 under the stock code HGI.

Block listing
Application has also been made to the UK Listing Authority and the LSE for block listings totalling 475,046 ordinary shares to trade on the LSE and to be admitted to the Official List upon issuance. The shares rank pari passu with the existing issued shares of the Company.

The block listings consist of 345,636 ordinary shares which may be issued under the Henderson Share Incentive Plan and 129,410 ordinary shares which may be issued under the HHG PLC Sharesave Scheme.

Trading of CDIs
On the Australian Stock Exchange (ASX), ex-entitlement deferred settlement trading of CHESS Depositary Interests (CDIs) under the stock code HHGDA will continue until normal trading resumes on 9 May 2005 under the stock code HHG. The stock code will change to HGI with effect from 10 May 2005.

* * *

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

Contacts

www.henderson.com

or

Investor enquiries

Gail Williamson Henderson Group Director of Investor Relations	+44 20 7818 5168 investor.relations@henderson.com

Media enquiries

United Kingdom – Finsbury Roland Rudd/Julius Duncan	+44 20 7251 3801
Australia - Cannings Graham Canning	+61 2 9252 0622

Notes to Editors

Unconditional dealings in Ordinary Shares commence on the London Stock Exchange and readmission to the Official List	26 April 2005
CREST accounts credited with resulting Ordinary Shares	26 April 2005
Deferred settlement trading of CDIs on ASX ceases	6 May 2005
Despatch of cheques for cash entitlements in respect of CDIs and certificated Ordinary Shares and certificates for Ordinary Shares and holding statements for CDIs	by 6 May 2005
CREST accounts credited with cash entitlements	by 6 May 2005
Commencement of normal trading of CDIs on ASX	9 May 2005

- In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares – including those whose holdings are in the form of CHESS Depositary Interests on the Australian Stock Exchange.
- All words and expressions used in the Circular have, unless the context requires otherwise, the same meaning in this announcement.




SEC MAIL PROCESSING
RECEIVED
MAY 1 1 2005
WASH. D.C. 202 SECTION

HHG PLC

Court approves Return of Cash transaction

15 April 2005

HHG expects to return the majority of the cash proceeds from the disposal of Life Services to shareholders in exchange for share cancellations under two transactions.

HHG today received Court approval for the first cancellation of shares under the Return of Cash transaction. The cancellation for that transaction is scheduled following the Record Date (expected to be 22 April 2005) and 1,409,633,940 of the total 2,710,834,500 ordinary shares on issue will be cancelled.

The next Court hearing, to be held on 25 April 2005, will be for the cancellation of shares under the Reduction of Investor Base transaction. The number of shares to be cancelled under that transaction will be announced following the hearing.

HHG will continue to keep the market informed.

* * *

Contacts

www.hhg.com or

Investor enquiries

Gail Williamson — +44 20 7818 5168
HHG Director of Investor Relations — investor.relations@hhg.com

Media enquiries

United Kingdom – Finsbury
Roland Rudd/Julius Duncan — +44 20 7251 3801

Australia - Cannings
Graham Canning — +61 2 9252 0622

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Notes to editors

Expected timetable for return of capital

CDIs commence trading on ASX on an ex-return of capital/deferred settlement basis	18 April 2005
Latest time and date for receipt of Election Forms and elections via CREST	5.00 p.m. (Sydney time) 22 April 2005
	5.00 p.m. (London time) 22 April 2005
Record Date	22 April 2005
Effective date of Return of Cash	22 April 2005
Effective date of Consolidation	24 April 2005
Conditional dealings on an ex-return of capital basis in Ordinary Shares commence on the London Stock Exchange and temporary suspension of listing	25 April 2005
Court hearing to confirm the Reduction of Investor Base	25 April 2005
Effective date of Reduction of Investor Base and Sub-division	25 April 2005
Unconditional dealings in Ordinary Shares commence on the London Stock Exchange and readmission to the Official List	26 April 2005
CREST accounts credited with resulting Ordinary Shares	26 April 2005
Deferred settlement trading of CDIs on ASX ceases	6 May 2005*
Despatch of cheques for cash entitlements in respect of CDIs and certificated Ordinary Shares and certificates for Ordinary Shares and holding statements for CDIs	by 6 May 2005*
CREST accounts credited with cash entitlements	by 6 May 2005*
Commencement of normal trading of CDIs on ASX	9 May 2005*

* Expected times and dates are indicative only.
If any of the fixed times or dates should change, shareholders will be notified through the London and Australian stock exchanges and details will be available from www.hhg.com.

- In this announcement, the term "shareholders" refers to all holders of HHG PLC shares – including those whose holdings are in the form of CHESS Depositary Interests on the Australian Stock Exchange.
- All words and expressions used in the Circular have, unless the context requires otherwise, the same meaning in this announcement.

HHG PLC
Intention to lodge Court Approval

21 April 2005

In relation to the Court approval of the Return of Cash transaction, HHG PLC intends to lodge a copy of the Court Order with Companies House in the United Kingdom on 22 April 2005.

* * *

Contacts

www.hhg.com

Steven O'Brien
Company Secretary
HHG PLC

+44 (0) 20 7818 4841
steven.obrien@henderson.com

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836




SEC MAIL PROCESSING
RECEIVED
MAY 1 1 2005
WASH. D.C.
202
SECTION

HHG PLC
Life Services Sale complete

14 April 2005

HHG PLC announces that the Sale of the Life Services business to Life Company Investor Group completed on 13 April 2005.

Commenting on the Sale, HHG Chief Executive, Roger Yates, said: 'This deal has realised good value for shareholders. Post the Sale, HHG has a strong balance sheet and is well placed for the future. Our focus now is on building a more profitable and more valuable asset management business.'

HHG expects to return the majority of the cash proceeds from the Sale to shareholders in exchange for share cancellation. The return of capital process is expected to complete on 6 May 2005. HHG will continue to keep the market informed.

* * *

Contacts

www.hhg.com or

Investor enquiries

Gail Williamson — +44 20 7818 5168
HHG Director of Investor Relations — investor.relations@hhg.com

Media enquiries

United Kingdom – Finsbury
Roland Rudd/Julius Duncan — +44 20 7251 3801

Australia - Cannings
Graham Canning — +61 2 9252 0622

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Notes to editors

Expected timetable for return of capital

Court hearing to confirm the cancellation of Ordinary Shares and share premium account needed for the Return of Cash	15 April 2005
Last day CDIs trade on ASX with an entitlement to a return of capital under the Return of Cash proposal	15 April 2005
CDIs commence trading on ASX on an ex-return of capital/deferred settlement basis	18 April 2005
Latest time and date for receipt of Election Forms and elections via CREST	5.00 p.m. (Sydney time) 22 April 2005 5.00 p.m. (London time) 22 April 2005
Record Date	22 April 2005
Effective date of Return of Cash	22 April 2005
Effective date of Consolidation	24 April 2005
Conditional dealings on an ex-return of capital basis in Ordinary Shares commence on the London Stock Exchange	25 April 2005
Court hearing to confirm the Reduction of Investor Base	25 April 2005
Effective date of Reduction of Investor Base and Sub-division	25 April 2005
Unconditional dealings in Ordinary Shares commence on the London Stock Exchange and readmission to the Official List	26 April 2005
CREST accounts credited with resulting Ordinary Shares	26 April 2005
Deferred settlement trading of CDIs on ASX ceases	6 May 2005*
Despatch of cheques for cash entitlements in respect of CDIs and certificated Ordinary Shares and certificates for Ordinary Shares and holding statements for CDIs	by 6 May 2005*
CREST accounts credited with cash entitlements	by 6 May 2005*
Commencement of normal trading of CDIs on ASX	9 May 2005*

* Expected times and dates are indicative only.
If any of the fixed times or dates should change, shareholders will be notified through the London and Australian stock exchanges and details will be available from www.hhg.com.

- In this announcement, the term "shareholders" refers to all holders of HHG PLC shares – including those whose holdings are in the form of CHESS Depositary Interests on the Australian Stock Exchange.
- All words and expressions used in the Circular have, unless the context requires otherwise, the same meaning in this announcement.


SEC MAIL PROCESSING
RECEIVED
MAY 1 1 2005
WASH, D.C. 202 SECTION

HHG PLC
Ordinary share issue

In connection with the Return of Cash proposal, 86 new ordinary shares of 10p each (the "New Shares") ranking pari passu with the existing ordinary shares in issue were allotted and issued on 14 April 2005 to Computershare Clearing Pty Limited at the then current market price on the London Stock Exchange.

Application has been made to the UK Listing Authority and the London Stock Exchange for the New Shares to be admitted to the Official List and to trading on the London Stock Exchange and such admission is expected to take place on or about 20 April 2005.

* * *

Contacts

www.hhg.com

Jacqui Gregory
Assistant Company Secretary
HHG PLC

+44 (0) 20 7818 5122
jacqui.gregory@henderson.com

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836